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ES
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SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Boulevard, 12th Floor
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Faggen — 310-943-4990 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Faggen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Craig Faggen
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of ____________

Subscribed and sworn to (or affirmed) before me on this _______ day of _________, 20__ by _______________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____________________ (Notary Seal)
Signature of Notary

ELIZABETH IN KANG
COMM. 1836782
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Feb. 15, 2013

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2009

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

To the Member
Triton Pacific Securities, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Securities, LLC as of December 31, 2009 and the results of its operations, member's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 10, 2010

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalent	$	109,982
Other receivables		11,707
Prepaid expenses		21,864
Deposits		725
Total assets	$	144,278

Liabilities and Member's Capital

Liabilities

Accrued expenses	$	19,708
Due to affiliate		284
Total liabilities		19,992
Member's capital		124,286
Total liabilities and member's capital	$	144,278

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Commissions and fees	$	766,751
Interest and dividend income		447
Total revenue		767,198
Operating Expenses		
Commission expense		434,271
Office expense		14.879
Professional fees		4,136
Recruiting		2,645
Regulatory fees		17,333
Rent		19,219
Salaries and wages		447,672
All other expenses		8,501
Total operating expenses		948,656
Net income (loss) before income tax provision		(181,458)
Income tax provision		3,300
Net income (loss)	$	(184,758)

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2009

		Member's Capital
Balance, December 31, 2008	$	234,044
Capital contribution		75,000
Net Income (loss)		(184,758)
Member distribution		0
Balance, December 31, 2009	$	124.286

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC

Statement of Changes in Financial Condition

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net income (loss)	$ (184,758)
Changes in operating assets and liabilities:	
Commissions receivable	52,625
Other receivable	31,805
Prepaid expenses	(828)
Commissions payable	(39,570)
Accrued expenses	(2,754)
Income taxes payable	(6,000)
Due to affiliate	(7,094)
Net cash provided by operating activities	(156,574)
Net cash provided by (used in) investing activities	0
Cash flow from financing activities:	
Capital contribution	75,000
Net cash provided by (used in) financing activities	75,000
Net increase (decrease) in cash	(81,574)
Cash - beginning of the year	191,556
Cash - end of the year	$ 109,982

Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 12,800

See accompanying notes to financial statements

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2009

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Securities, LLC (Company) on January 6, 2006 was organized in Delaware as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the FINRA and Securities Investors Protection Corporation ("SIPC").

The Company's primary business activity is corporate finance and investment banking advisory services. Additionally, the Company engages in the private placement of securities in a primary market on a best efforts basis only.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a minimum franchise tax and a gross receipts tax in California for limited liability companies.

Rent expense for the year ended December 31, 2009 was $10,200. The Company leases its office space on a month to month basis.

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2009

NOTE 2 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2009, the Company reported $3,300 in total income taxes.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2009, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. See page 8 for the net capital presentation.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("Triton Pacific CP"). The Company and Triton Pacific CP have common shareholders. Rent and general overhead are allocated between the two companies.

During 2009 the Company paid approximately $17,500 to Triton Pacific CP as rent and other expenses. Approximately $284 was due to Triton Pacific CP on December 31, 2009.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2008

Computation of net capital		
Member's capital		$ 124,286
Less: Non-allowable assets:		
Other receivable	$ 11,707	
Prepaid expenses	21,864	
Deposits	725	(34,296)
Haircut - 2% money market		0
Net capital		89,990
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	1,333	
Minimum dollar net capital required	$ 5,000	
Net Capital required (greater of above)		5,000
Excess net capital		$ 84,990
Computation of aggregate indebtedness		
Total liabilities		$ 19,992
Aggregate indebtedness to net capital		0.22

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per unaudited schedule	$ 94,789
Adjustments:	
Accrued expenses	(4,799)
Rounding	0
Net capital per audited statements	$ 89,990

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Under to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Triton Pacific Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Triton Pacific Securities, LLC (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Triton Pacific Securities, LLC
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 10, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Triton Pacific Securities, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Triton Pacific Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Triton Pacific Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Triton Pacific Securities, LLC's management is responsible for the Triton Pacific Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the cancelled check dated January 19, 2010 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

Board of Directors
Triton Pacific Securities, LLC
Los Angeles, California

SIPC Supplemental Report page 2

d. Agreed line 2A General Assessment noting no differences.
e. Reviewed Item 2B payment made with SIPC 6 filed and SIPC 4 by reviewing cancelled checks noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

4. Compared the amount due to subsequent payment as reported in the check register noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 10, 2010